Via Facsimile and U.S. Mail
Mail Stop 4720

January 4, 2010

Ryan D. Maynard
Vice President and
Chief Financial Officer
Rigel Pharmaceuticals, Inc.
1180 Veterans Blvd.
South San Francisco, CA 94080

Re: Rigel Pharmaceuticals, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2008
        Schedule 14A filed April 15, 2009
        File Number: 000-29889

Dear Mr. Maynard,

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief
                                        Accountant